SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

02038268

FORM 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

OR

☐ TRANSACTION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 1-8940

Long Term Savings Plan for Union Employees
Three Lakes Drive, Northfield, Illinois 60093

(Full title and address of the plan)

PHILIP MORRIS COMPANIES INC.
120 Park Avenue
New York, New York 10017

(Name of issuer of the securities held pursuant to the plan and address of its principal executive office.)

LONG TERM SAVINGS PLAN FOR UNION EMPLOYEES
ANNUAL REPORT ON FORM 11-K
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001

TABLE OF CONTENTS

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
One North Wacker
Chicago IL 60606
Telephone (312) 298 2000

REPORT OF INDEPENDENT ACCOUNTANTS

To: The Compensation and Governance Committee of Kraft Foods Inc., the Corporate Employee Benefit Committee of Philip Morris Companies Inc., the Management Committee for Employee Benefits of Kraft Foods North America, Inc., the Administrative Committee and all Participants as a group (but not individually) of the Long Term Savings Plan for Union Employees:

In our opinion, the accompanying statements of net assets available for plan benefits and the related statements of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the Long Term Savings Plan for Union Employees (the "Plan") at December 31, 2001 and 2000, and the changes in net assets available for plan benefits for the years ended December 31, 2001 and 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Chicago, Illinois
April 26, 2002

LONG TERM SAVINGS PLAN FOR UNION EMPLOYEES
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
at December 31, 2001 and 2000
(in thousands of dollars)

	2001	2000
ASSETS:		
Allocated share of Trust net assets	$ 32,059	$ 68,491
Total assets	32,059	68,491
LIABILITIES:		
Payable for transfer to Kraft Foods Employee Thrift-Investment Plan		31,160
Total liabilities		31,160
NET ASSETS	$ 32,059	$ 37,331

The accompanying notes are an integral part of these financial statements.

LONG TERM SAVINGS PLAN FOR UNION EMPLOYEES
STATEMENTS OF CHANGES IN NET ASSETS
AVAILABLE FOR PLAN BENEFITS
for the years ended December 31, 2001 and 2000
(in thousands of dollars)

	2001	2000
ADDITIONS:		
Employer contributions	$ 1,294	$ 1,838
Employee contributions	2,514	5,656
Allocated share of Trust investment activities:		
Interest income	1,059	1,838
Dividend income	289	1,607
Net depreciation in fair value of investments	(1,450)	(3,367)
	(102)	78
Total additions	3,706	7,572
DEDUCTIONS:		
Distributions	(2,403)	(8,956)
General and administrative expenses	(22)	(24)
Total deductions	(2,425)	(8,980)
Transfer to Kraft Foods Employee Thrift-Investment Plan	(6,553)	(31,160)
Net deductions	(5,272)	(32,568)
NET ASSETS:		
Beginning of year	37,331	69,899
End of year	$ 32,059	$ 37,331

The accompanying notes are an integral part of these financial statements.

1. General Description of the Plan:

The Long Term Savings Plan for Union Employees (the "Plan") of Kraft Foods North America, Inc. ("Kraft Foods") is a defined contribution plan designed to assist employees in saving for retirement by providing eligible employees with a vehicle for investing a portion of their compensation and for certain groups of employees to receive a matching contribution from Kraft Foods. Kraft Foods is a wholly-owned subsidiary of Kraft Foods Inc., which, in turn, is a subsidiary of Philip Morris Companies Inc. (the "Company").

Employees of Kraft Foods who are members of a collective bargaining unit and employed at specific locations of Kraft Foods participate in the Plan, provided they meet eligibility requirements. After meeting the necessary service requirements, eligible employees represented by certain collective bargaining units are required to make a contribution on a before-tax or after-tax basis ("Basic Contribution") which is eligible for a matching contribution from Kraft Foods (the "Kraft Foods Matching Contributions"). Eligible employees are permitted to make a contribution on a before-tax basis ("Supplemental Contribution"), in excess of their Basic Contribution, which is not eligible for Kraft Foods Matching Contributions (see Note 3). The provisions of the Plan are detailed in the official Plan document that legally governs the operation of the Plan.

The administration of the Plan has generally been delegated to the Management Committee for Employee Benefits of Kraft Foods (the "Committee") comprised of employees of Kraft Foods. The Committee has appointed the Administrative Committee to handle certain Plan administration matters. The Compensation and Governance Committee of Kraft Foods Inc. (the "Investment Committee") is responsible for the selection of the investment options set forth below in which participants elect to invest their Plan Accounts (see Note 4), the appointment of investment managers to manage one or more of the investment options and the monitoring of the performance of these investment options. The Committee and the Investment Committee are hereinafter collectively referred to as the "Fiduciaries".

Assets of the Plan are co-invested with the assets of the Kraft Foods Thrift Plan and other defined contribution plans sponsored by Kraft Foods in a commingled investment fund known as the Kraft Foods Master Defined Contribution Trust (the "Trust") for which Bankers Trust Company (the "Trustee") serves as the trustee (see Note 7).

Participants have the option of investing their Plan Accounts in 25 percent increments in the following four funds; although some participants, who are members of some collective bargaining units, do not have the option of investing their Plan Accounts in the Philip Morris Stock Fund.

EQUITY INDEX FUND - This fund is invested primarily in an index fund of stocks on a capitalization weighted basis in approximately the same proportion as the Standard & Poor's Composite Index of 500 Stocks (S&P 500).

INTEREST INCOME FUND - This fund consists primarily of investment contracts entered into by the Trustee, at the direction of the investment manager, with financial institutions, each of which agrees to repay in full the amounts invested with the institution, plus interest, and of pools of mortgage-backed and asset-backed securities, corporate bonds, and obligations of the United States Government and its agencies. As an integral part of the purchase of each pool of these investments for the Interest Income Fund, a financial institution agrees to protect the pool to the extent its market value fluctuates from original cost, but not in the event of a default of any security in the pool.

PHILIP MORRIS STOCK FUND - This fund is invested primarily in the common stock of the Company (the "Common Stock").

BALANCED FUND - This fund is invested primarily in a diversified mix of domestic and international stocks, U.S. and international investment grade bonds, and investment grade money market funds. In general, the assets of the Balanced Fund may be invested according to the following mix: 40 percent to 70 percent in stocks, 20 percent to 55 percent in bonds and zero percent to 25 percent in money market instruments.

Each of the foregoing funds may also hold a portion of its assets in short-term temporary investments pending long-term investment or for liquidity purposes. None of the foregoing funds guarantees a return to the participant. Participants may change their investment options quarterly.

Each participant may vote all the shares of Common Stock held in his or her Plan Accounts and invested in the Philip Morris Stock Fund. The Trustee will vote full and fractional shares of Common Stock in accordance with each individual participant's instructions. The Trustee votes those shares of Common Stock for which no or inadequate voting instructions have been received in the same proportions as the shares for which instructions have been received.

At December 31, 2001 and 2000, there were 1,979 and 4,595 participants, respectively, some of whom elected to invest in more than one fund. Set forth below is the number of participants investing in each fund.

	December 31,	
	2001	2000
Equity Index Fund	715	1,769
Interest Income Fund	1,540	3,375
Philip Morris Stock Fund	433	422
Balanced Fund	521	1,197

Each participant is at all times fully vested in the balance held in each of his or her Basic and Supplemental Before-Tax Contributions Accounts, and After-Tax Contributions Account (see Note 4). A participant shall be fully vested in the balance in his or her Kraft Foods Matching Account upon attainment of age 65; death while employed by Kraft Foods, the Company, or any of their affiliates; or upon a termination of the Plan (see Note 10). Otherwise, a participant shall become vested in his or her Kraft Foods Matching Account based on the number of years of vesting service determined in accordance with the following schedule:

Years of Service	Vested Percentage
Less than 5	0%
5 or more	100%

Kraft Foods Matching Contributions forfeited by terminated participants are used to reduce future Kraft Foods Matching Contributions to the Plan.

2. Summary of Significant Accounting Policies:

Basis of Presentation:

The financial statements are prepared using the accrual basis of accounting.

The preparation of financial statements in accordance with generally accepted accounting principles requires the Fiduciaries to use estimates and assumptions that affect the reported amounts in the financial statements and related disclosures. Actual results could differ from those estimates.

Valuation of Trust Investments:

Investments in common trust funds are valued on the basis of the relative interest of each participating investor (including each participant) in the fair value of the underlying assets of each of the respective common trust funds.

Investment contracts and the pools of mortgage-backed and asset-backed securities and other investments held in the Interest Income Fund are recorded at their contract values, which represent contributions and reinvested income, less any withdrawals plus accrued interest, because these investments have fully benefit-responsive features. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. However, withdrawals influenced by employer-initiated events, such as in connection with the sale of a business, may result in a distribution at other than contract value. There are no reserves against contract values for credit risk of contract issuers or otherwise. The fair value of the investment contracts and the pools of mortgage-backed and asset-backed securities and other investments at December 31, 2001 and 2000 was $708,084,012 and $575,062,203, respectively. The average yield of the Interest Income Fund for the years ended December 31, 2001 and 2000 was approximately seven percent. The crediting interest rate of the Interest Income Fund at December 31, 2001 and 2000 was approximately six percent and seven percent, respectively. The crediting interest rate for the investment contracts is either agreed-to in advance with the contract issuer or varies based on an agreed-to formula, but cannot be less than zero. The crediting interest rate for the pools of mortgage-backed and asset-backed securities and other investments is reset periodically by the contract issuer based on the relationship between the contract value and the fair value of the underlying securities, but cannot be less than zero.

Securities listed on an exchange are valued at the closing price on the last business day of the year; listed securities for which no sale was reported on that date are recorded at the last reported bid price. Securities that are not listed on an exchange are generally traded in active markets and valued by the Trustee from quoted market prices. Equity securities, including Common Stock which represents approximately 37% and 35% of the total Trust investments at December 31, 2001 and 2000, respectively, are subject to significant market fluctuations.

Short-term temporary investments are generally carried at cost, which approximates fair value.

Investment Transactions and Investment Income of the Trust:

An investment transaction is accounted for on the date the purchase or sale is executed. Dividend income is recorded on the ex-dividend date; interest income is recorded as earned on an accrual basis.

In accordance with the policy of stating investments at fair value, the net appreciation (depreciation) in the fair value of investments reflects both realized gains or losses and the change in the unrealized appreciation (depreciation) of investments held at year-end.

3. Contributions:

No Basic Contribution is required from eligible employees represented by one of the collective bargaining units, while eligible employees represented by other collective bargaining units are required to make a Basic Contribution for each hour paid by Kraft Foods. Basic Contributions may be made on a before-tax or after-tax basis. The amount of the Basic Contribution required of each participant varies depending on the work location of the participant.

All eligible employees are permitted to make Supplemental Contributions based on each hour paid and may also be permitted to make Supplemental Contributions from special lump sum payments. The aggregate contributions actually made by participants may not cause the Plan to violate limitations on such contributions set forth in the Internal Revenue Code of 1986, as amended (the "Code"). The Code also imposes a dollar limitation on the amount of before-tax contributions for a calendar year. For 2001 and 2000, a participant's before-tax contribution (whether in the form of Basic Contributions, Supplemental Contributions, or a combination of the two) was limited to $10,500.

Kraft Foods Matching Contributions equal 100 percent of a participant's required Basic Contributions to the Plan, subject to certain limitations under the Code.

Participants' contributions are recorded in the period in which they are withheld by Kraft Foods. Kraft Foods Matching Contributions are recorded in the same period that participants' contributions are recorded.

Kraft Foods Matching Contributions and participant contributions are subject to specified limitations as described in the Code and the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

4. Valuation of Participant Accounts:

A third-party recordkeeper retained by the Committee maintains Accounts for each participant to reflect the source and the participant's share of the funds invested in the Trust as follows:

Account	Source
Kraft Foods Matching Account	Kraft Foods Matching Contributions
Basic Before-Tax Contributions Account	Basic Contributions made with before-tax contributions
After-Tax Contributions Account	Basic Contributions made with after-tax contributions
Supplemental Before-Tax Contributions Account	Supplemental Contributions made with before-tax contributions

At the end of each month the Trustee determines the current fair value of each of the investment funds in the Trust described in Note 1 and the third-party recordkeeper retained by the Committee determines the current fair value of each participant's share in the Trust with respect to their Kraft Foods Matching, Basic Before-Tax Contributions, After-Tax Contributions and Supplemental Before-Tax Contributions Accounts on the basis of their proportionate share in each investment fund. However, the fair value of each participant's share in the Trust may not be determined as of any business day if unforeseen circumstances makes such determination impractical or not in the best interest of Plan participants.

The following rules have been adopted by the Committee in connection with the valuation of the Philip Morris Stock Fund. If trading in Common Stock has been suspended on the New York Stock Exchange on a trading day which is also a day on which the Trustee values the investment funds and not resumed before the end of the trading day, the Trustee will use the composite price listed in *The Wall Street Journal* on the next business day. The Trustee will use a weighted average sale price method for valuing the portion of participants' Plan Accounts transferred from the Philip Morris Stock Fund if using the closing price or composite price of Common Stock results in a value of the Philip Morris Stock Fund which is at least one-tenth of one percent (0.1%) less than the value using the weighted average sale price method. The weighted average sale price method uses the average of all of the prices for which Common Stock is sold over one or more business days as determined by the Trustee.

5. Distributions:

Upon termination of employment, including retirement, distribution of a participant's Plan Accounts may be made in a lump sum or, in certain instances, in installments. Normally, distributions are made approximately one month after a distribution is requested.

In the event the Plan is terminated, distributions will be made in accordance with the then current value of participants' Plan Accounts under the direction of the Committee and in accordance with the Code.

6. General and Administrative Expenses:

Certain expenses incurred in administering the Plan are paid by Kraft Foods and are not reflected in the Plan's financial statements.

7. Investments Held by the Trust:

The Plan's allocated share of the Trust's net assets and investment activities is based upon the total of each individual participant's share of the Trust. The Plan's approximate allocated share of the Trust and its approximate allocated share of the net assets of each fund in the Trust in which it participates at December 31, 2001 and 2000 were as follows:

	2001	2000
Trust	1%	2%
Equity Index Fund	1%	4%
Interest Income Fund	2%	5%
Philip Morris Stock Fund	less than 1%	less than 1%
Balanced Fund	2%	6%

At December 31, 2001 and 2000, the financial position of the Trust was as follows (in thousands of dollars):

	2001	2000
Assets:		
Investments at fair value:		
Equity Index Fund:		
Equity Index Fund (cost $379,256 and $380,572)	$ 574,437	$ 697,825
Short-term temporary investments (cost approximates fair value)	-	5
Interest Income Fund:		
Investment contracts (at contract value) (cost approximates contract value)	682,906	561,096
Short-term temporary investments (cost approximates fair value)	48,531	47,883
U.S. Government Obligations Fund:		
Government securities (cost $100,155 and $47,524)	100,680	48,670
Short-term temporary investments (cost approximates fair value)	1,002	825
Philip Morris Stock Fund:		
Common stock (cost $764,177 and $694,961)	1,182,132	1,160,260
Short-term temporary investments (cost approximates fair value)	34,091	35,283
Kraft Foods Stock Fund:		
Class A common stock (cost $30,433 and $0)	30,350	-
Short-term temporary investments (cost approximates fair value)	2,433	-
International Equity Fund:		
International Equity Fund (cost $78,627 and $89,641)	64,906	94,253
Balanced Fund:		
Balanced Fund (cost $198,271 and $199,988)	171,264	182,634
Growth Equity Fund:		
Growth Equity Fund (cost $334,451 and $401,699)	258,409	409,456
Euro Equity Fund:		
Euro Equity Fund (cost $13,164 and $10,813)	10,897	9,884
Other investments:		
Participants' Loan Account:		
Loans to participants	45,518	38,993
Clearing Account	1,949	5,240
Total investments	3,209,505	3,292,307
Receivables:		
Interest income	5,408	4,440
Dividend income	15,138	13,725
Other receivables	4,721	999
Total assets	3,234,772	3,311,471
Liabilities:		
Other payables	4,662	1,344
Net assets	$3,230,110	$3,310,127

The changes in the Trust net assets for the years ended December 31, 2001 and 2000 were as follows (in thousands of dollars):

	2001	2000
Additions:		
Employer contributions	$ 41,384	$ 38,471
Employee contributions	114,398	105,747
Investment activities:		
Interest	49,958	43,905
Dividends	64,284	163,656
Interest on participant loans	3,302	2,993
	117,544	210,554
Net (depreciation) appreciation in fair value of investments	(169,817)	364,935
Net investment activities	(52,273)	575,489
Deductions:		
Distributions and withdrawals	(181,374)	(232,534)
General and administrative expenses	(3,522)	(3,790)
Transfer to Philip Morris Deferred Profit-Sharing Trust	(27)	(672)
Transfer from Balance Bar Company	1,397	-
(Decrease) increase in Trust net assets	(80,017)	482,711
Net assets:		
Beginning of year	3,310,127	2,827,416
End of year	$3,230,110	$3,310,127

The net (depreciation) appreciation in the fair value of the Trust investments by fund for the years ended December 31, 2001 and 2000 was as follows (in thousands of dollars):

	2001	2000
Equity Index Fund	$ (82,870)	$(73,492)
U.S. Government Obligations Fund	689	1,676
Philip Morris Stock Fund	51,312	524,491
Kraft Foods Stock Fund	(165)	-
International Equity Fund	(20,722)	(19,695)
Balanced Fund	(14,351)	(33,790)
Growth Equity Fund	(101,042)	(32,730)
Euro Equity Fund	(2,668)	(1,525)
Total Trust	$(169,817)	$364,935

Investments that represented five percent or more of Trust net assets at December 31, 2001 and 2000 were as follows (in thousands of dollars):

	2001	2000
Equity Index Fund	$574,437	$697,825
Interest Income Fund:		
Bankers Trust Pyramid Mortgage-Backed Securities Index Fund	222,204	209,598
Philip Morris Stock Fund:		
Common Stock	1,182,132	1,160,260
Balanced Fund	171,264	182,634
Growth Equity Fund	258,409	409,456

8. Transactions with Parties in Interest:

The Fiduciaries are not aware of any transaction between the Plan and a party-in-interest (as defined by ERISA) or disqualified person (as defined in the Code) to the Plan (1) which is prohibited under the fiduciary responsibility provisions of ERISA or the prohibited transaction provisions of the Code, or (2) which has not been exempted from such prohibitions pursuant to a class exemption issued by the Department of Labor.

9. Tax Status:

By letter dated March 1, 1995, the Internal Revenue Service has determined that the Plan, as amended and in effect as of April 1, 1992, constitutes a qualified plan under Section 401(a) of the Code and the related Trust is, therefore, exempt from federal income taxes under the provisions of Section 501(a) of the Code. On November 20, 2001, Kraft Foods filed a request with the Internal Revenue Service for a determination that the Plan continues to qualify under Section 401(a) of the Code and that the related Trust continues to be exempt from federal income taxes under Section 501(a) of the Code. The Fiduciaries believe that the Plan continues to be designed and operated in accordance with the applicable provisions of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements. Accordingly, participants will not be subject to income tax on Kraft Foods Matching Contributions or before-tax contributions made on their behalf by Kraft Foods, nor on earnings credited to their Plan Accounts until distributed.

10. Plan Termination:

The Board of Directors of Kraft Foods or the Committee, has the right, subject to the applicable provisions of ERISA and the Code, to amend (retroactively or otherwise) the Plan, suspend making Kraft Foods Matching Contributions to the Plan or to terminate the Plan. In the event the Plan is terminated or partially terminated (within the meaning of the Code), each affected participant will become fully vested in the balance in his or her Kraft Foods Matching Account.

11. Plan Transfers:

Effective May 1, 2001, Kraft Foods transferred the participation of its employees at its Coshocton and Avon locations, as well as the account balances of former employees of its Sandusky, Sherman, Nashville and Chicago locations (each of which was closed), from the Plan to the Kraft Foods Employee Thrift-Investment Plan.

Effective December 31, 2000, Kraft Foods transferred the participation of its employees at its Madison, Farmdale and Woodstock locations from the Plan to the Kraft Foods Employee Thrift-Investment Plan. The transfer was completed on January 2, 2001.

12. Reconciliation of Plan's Financial Statements to Form 5500:

At December 31, 2001 and 2000, $99,000 and $398,000, respectively, were payable to participants who had requested distributions which were processed and approved for payment prior to year-end, but not paid until the following year. As required, these amounts are recorded as liabilities on the Plan's Form 5500, but are not reflected as liabilities in the Plan's financial statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Management Committee for Employee Benefits of Kraft Foods North America, Inc., having administrative responsibility of the Plan, has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

LONG TERM SAVINGS PLAN FOR UNION EMPLOYEES
(Name of Plan)

By____________________
Terry M. Faulk, Chairman,
Management Committee for
Employee Benefits of
Kraft Foods North America, Inc.

Date: June 5, 2002

Exhibit 23

Exhibit 23

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (File No. 333-20747) of Philip Morris Companies Inc. of our report dated April 26, 2002 relating to the financial statements of the Long Term Savings Plan for Union Employees, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

Chicago, Illinois
June 5, 2002